January 17, 2020

Edward Coll
Chief Executive Officer
Pangaea Logistics Solutions, Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 20, 2019
           Response Dated January 3, 2020
           File No. 1-36798

Dear Mr. Coll:

       We have reviewed your January 3, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 4, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 6. Selected Financial Data
Selected Data from the Consolidated Statements of Operations, page 39

1. We note your response to comment 2. In your proposed revised disclosure, you reconcile gross profit to net transportation and service revenue, a non-GAAP measure. Since you do not present or define gross profit elsewhere in your filing, please tell us and disclose how you calculate gross profit.
2. Please revise to disclose income/(loss) from continuing operations per common share and cash dividends declared per common share within Selected Financial Data. Refer to
      Instruction 2 of the Instructions to Item 301 of Regulation S-K.
 Edward Coll
Pangaea Logistics Solutions, Ltd.
January 17, 2020
Page 2

       You may contact Yolanda Guobadia, Senior Staff Accountant, at (202) 551-3562 or
Sondra Snyder, Senior Staff Accountant, at (202) 551-3332 with any questions.



FirstName LastNameEdward Coll                           Sincerely,
Comapany NamePangaea Logistics Solutions, Ltd.
                                                        Division of Corporation
Finance
January 17, 2020 Page 2                                 Office of Energy &
Transportation
FirstName LastName